EXHIBIT 99.1(a)(1)(f)

                         TEXT OF EMAIL TO OPTION HOLDERS

Subject:  GBL Tender Offer

GAMCO Investors, Inc. (formerly known as Gabelli Asset Management Inc.), in its sole discretion, has amended the terms of its offer to purchase all outstanding options to purchase shares of class A common stock of GAMCO Investors, Inc., granted under the 1999 and 2002 Stock Award and Incentive Plans and has extended the period of time during which the offer will remain open.

The price to be paid for the options will be increased to an amount by which $45.35 exceeds the exercise price of each tendered option. All option holders who previously tendered options will receive the new amount of consideration being offered. In addition all previously tendered options and newly tendered options may be withdrawn during the extension period. The tender offer will now expire on October 4, 2005 at 5:00 p.m., New York City time.

At the original expiration of the tender offer, options to purchase approximately 436,625 of class A common stock were tendered.

All other terms and conditions of the tender offer remain the same.